*FOIA Confidential Treatment Request*

2850 Red Hill Avenue, Suite 100
            Santa Ana, CA 92705
www.aurasound.com
June 27, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kathryn Jacobson, Senior Staff Accountant

Re:	AuraSound, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q/A for the Quarter Ended September 30, 2010
Form 10-Q for the Quarter Ended December 31, 2010
Form 8-K filed February 24, 2011
File No. 0-51543

Ladies and Gentlemen:

AuraSound, Inc. (the “Company,” “we,” “our” or “us”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated May 25, 2011, relating to the Company’s Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q/A for the quarter ended September 30, 2010 and Form 10-Q for the quarter ended December 31, 2010.  The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the June 29, 2010 letter.  Each response is preceded by a reproduction of the corresponding SEC Staff comment.

Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that the redactions are denoted in the EDGAR-filed version by asterisks.

The Company requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of the Company’s responses to Comments 5 and 6 bearing the confidential treatment request identification code number ARUZ CTR–1, ARUZ CTR-2, ARUZ CTR-3, ARUZ CTR–4 and ARUZ CTR–5 (the “Confidential Materials”).  The Confidential Materials are marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83. The Company believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, the Company requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment.  Please address any notifications of a request for access to such documents to the undersigned.

Form 10-Q/A for the quarter ended September 30, 2010
Item 4. Controls and Procedures

1.
We note that you did not provide a conclusion on the effectiveness of your disclosure controls and procedures in your form 10-Q for the quarter ended September 30, 2010 as initially filed and as amended.  Please amend your Form 10-Q/A to include your assessment on disclosure controls and procedures for the quarter ended September 30, 2010:

We will file an Amendment No. 2 on Form 10-Q/A to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 to include our assessment on disclosure controls and procedures that adds the following language in the second paragraph and remediation discussion to the Item 4 disclosure:

“Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to provide reasonable assurance that the information required to be disclosed by us in reports we file under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.  Our management with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weakness in internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of September 30, 2010. In light of the material weakness, we performed additional post-closing procedures and analyses, which are not part of our internal control over financial reporting, in order to prepare the consolidated financial statements included in this report. As a result of these procedures and analyses, we believe our consolidated financial statements included in this report present fairly, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.  We evaluated our internal control over financial reporting as of September 30, 2010. We concluded that as of September 30, 2010, our internal control over financial reporting was not effective due to the existence of the following material weakness:

We did not design and maintain certain adequate internal controls over certain of our accounting methods, including our purchase accounting method related to our recent acquisition of ASI, our method of determining cost of sales and our method of calculating earnings per share.  This material weakness resulted in certain misstatements that were corrected within the consolidated financial statements contained herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weakness

We have commenced efforts to address the material weakness in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures as of September 30, 2010. Our remediation plan includes the following actions:

•	We have instituted formal procedures and processes for booking invoices.

•
We have created a system of checks and balances within our accounting and finance departments whereby persons holding different roles within such departments routinely check information prepared by others within such departments to confirm accuracy and completeness.

•	We will improve our daily communications with our overseas offices in order to ensure that we receive relevant financial and other information from such offices on a timely basis.

•	We have hired a Senior Vice President of Finance with relevant financial and accounting skills.

Although the remediation efforts are underway, the above material weakness will not be considered remediated until new controls over financial reporting are fully designed and operating effectively for an adequate period of time.”

Form 10-Q/A for the quarter ended March 31, 2011
Consolidated Statements of Cash Flows, page 3

2.
We note your response to comment two from our letter dated March 21, 2011.  Please supplementary provide us your calculations for the changes in operating assets and liabilities as reported in the Consolidated Statements of Cash Flows.  In particular, we note significant discrepancies between the net changes in accounts receivable, inventory, and accounts payable between your year ended June 30, 2010 and the balance sheet date as of March 31, 2011.  The discrepancies appear to roll forward from discrepancies in changes in the operating assets and liabilities as reported in the Statements of Cash Flows as of September 30, 2010 and December 31, 2010.  To help us understand the changes in operating assets and liabilities, please provide us with the roll forwards for each of the following accounts, accounts receivable, inventories, and accounts payable, in the following format:

Accounts receivable

Beginning Balance at June 30, 2010	$3,432,135

Increase due to:
ASI Acquisition	5,138,814
Sales	54,184,648

Decrease Due to:
Collections	(53,057,105)

Balance at March 31, 2011	$9,698,492

Inventory

Beginning Balance at June 30, 2010	$537,198

Increase due to:
ASI Acquisition	4,026,891
Purchases	49,174,969

Decrease Due to:
Sales	(40,295,254)

Balance at March 31, 2011	$13,443,804

Accounts payable

Beginning Balance at June 30, 2010	$6,916,004

Increase due to:
ASI Acquisition	13,479,975
Purchases	57,402,486

Decrease Due to:
Payments	(52,035,577)

Balance at March 31, 2011	$25,762,888

3.	Please separately present the gross borrowings from and repayments on your credit line instead of reporting them as net.

Beginning Balance - Line of credit (LOC)	$0

Due to bank Sinopac - LOC Borrowing	6,680,201

Due to bank Sinopac - LOC Payments	(5,479,447)

Ending Balance on LOC at March 31, 2011	$1,200,754

Bank Debt, page 11

4.
Please expand your disclosure to include the terms of your financial covenants and state whether you are in compliance as of the balance sheet date.  Since you are based in California and the majority of your sales are in the United States and appear to be denominated in US dollars, please disclose herein and in your MD&A your business reasons for establishing a line of credit with Bank SinoPac, a Chinese bank, instead of a US bank, when your collateral is largely comprised of US dollar-denominated receivables.

The credit line contains financial covenants that require us to comply with minimum quarterly liquidity and profitability thresholds, non-financial covenants that include quarterly and annual reporting requirements and certain operational restrictions.  As of March 31, 2011, we were in compliance with all covenants of the Bank SinoPac asset based loan agreement.

The specific financial covenants included:

(1)	Borrower shall maintain a current ratio of 0.76x. (to be tested quarterly)

Actual:  Current ratio = Current Assets/current liabilities        23,896/27,729 = 0.86

(2)
Borrower shall maintain minimum effective current ratio of 1.0x by 6/30/2011.  Effective current ratio is defined as current asset over current liability less subordinated debt.  (to be tested quarterly)

N/A for quarter ended 3/31/11

(3)	Borrower shall maintain minimum net worth of $326,294. (to be tested quarterly)

Actual:  Net worth      $6,366,934

(4)	Borrower shall maintain positive effective tangible net worth by 12/31/2011

N/A for quarter ended 3/31/11

(5)	Borrower shall maintain accumulated quarterly pre-tax profit (to be tested quarterly)

Actual: profit	$562,961 for the quarter
$1,613,308 for the 9 months

We chose Sinopac bank after extensive discussions with a number of financing institutions to gain a credit facility.  Timing was of the essence in gaining a financing package due to our capitalization and the seasonal nature of our working capital financing needs.  SinoPac was chosen due to its history of supporting us and our predecessor companies and its willingness to enter into a credit facility with us at a reasonable price.  Sinopac’s connections in and knowledge of the Asian market also helped, as all of our manufacturing is done in China.  No other U.S.-based institution made a competitive proposal.  We continue to seek alternative financing due to the size of the SinoPac facility and its expiration within the next 12 months.

Major Customers and Major Vendors, page 13

5.	Tell us your primary vendor’s payment terms and when your accounts payable is due.

As of March 31, 2011, our accounts payable balance was $25,762,888.  One vendor made up over 90% of the balance.  Our primary vendor is Guoguang Electric Company Limited (“GGEC”).   Our payment terms are net 60 days.  As of March 31, 2011 the aging is:

[***] (Confidential Treatment Requested by Aurasound, Inc. (Code Number ARUZ CTR-1))

GGEC is a 100% Chinese-owned company listed on the Shenzhen Stock Exchange.  GGEC has been in existence for over 50 years, and is one of the leading developers and largest manufacturers of speaker drivers and audio systems in China.

6.
We note that the majority of your sales are in the United States, and the recent increase in sales was the result of improved relationships with existing customers that resulted in significant increase in revenue per customer, new product design, and the acquisition of ASI Holdings Limited.  However, we also note your prior disclosures as follows:

•
On page 17 of your 2010 Form 10-K, you stated historically approximately 89% of your net sales were made to customers outside the United States and approximately 80% of ASI’s sales are made in the United States, and that you believe that international sales will continue to represent a significant portion of your revenues.

•
In Notes 9 and 11 of ASI’s audited pre-acquisition financial statements, ASI disclosed that it had one major customer which accounted for 78% of its sales and that its operations in Hong Kong are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe.  Since ASI’s functional currency is the Hong Kong dollar, it appears the sales are based in Hong Kong.

Please clarify inconsistencies in your disclosures as to whether ASI’s sales are mostly based in Hong Kong or the United States.  Additionally, if most of the sales increase could be attributed to AuraSound’s improved relationships with existing customers and to the ASI acquisition, it would appear that most of your sales were made to customers outside the United States, instead of in the United States as disclosed in your filing.  Due to your significant customer concentration, please disclose the names of the three customers that account for the majority of your revenue, their respective receivables balances, their typical payment terms and their rights of return.  Further, disclose whether these customers are OEMs or distributors.  Additionally, please identify the particular brands and product brands and product lines that contributed to your sales increase.

The below table provides the requested disclosure of the Company’s top three customers:

[***] (Confidential Treatment Requested by Aurasound, Inc. (Code Number ARUZ CTR-2))

All customers have a right of return for defective goods and, depending on the retailer, up to 90 days to return operating goods.

The majority of our sales currently are in the United States.  Our largest customer is [***] (Confidential Treatment Requested by Aurasound, Inc. (Code Number ARUZ CTR-3)), and it accounts for over 60% of our sales.

Per the disclosure on page 3 of the 2010 Form 10-K, the Company’s historical business was delivering notebook computer and embedded TV speakers.  These customers were outside of the U.S.  The primary products of ASI Holdings, which the Company acquired in August 2010 and disclosed on page 3 of the 2010 Form 10-K as a subsequent event, were primarily soundbars for the home entertainment market.  The main customer of ASI Holdings was [***] (Confidential Treatment Requested by Aurasound, Inc. (Code Number ARUZ CTR-4)), shifting the sales mix to the U.S.  Subsequent to the acquisition, improved relations with [***] (Confidential Treatment Requested by Aurasound, Inc. (Code Number ARUZ CTR-5)) drove the significant growth in revenues of the Company, consistent with the disclosures.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

If you have any questions regarding the responses set forth herein or requires additional information, please contact me by telephone at (949) 829-4000, ext. 103, or by facsimile at (949) 435-2149.

Sincerely,

/s/ Aman Singha
Aman Singha
Chief Administrative Officer